FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K

 SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                            November 18, 2004

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Fiscal 2003-2004 Annual results

                               EXHIBIT LIST

Exhibit           Description

99.1    Fiscal 2003-2004 Annual results

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
- -------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: November 19, 2004

EX-99.1
Fiscal 2003-2004 Annual results

Code EURONEXT: EXHO.PA / Code NYSE: SDX

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                 Sodexho confirms good Fiscal 2004 Earnings and
                           expands the composition of
                             its Board of Directors





Paris, November 18, 2004 - (Euronext: EXHO.PA/NYSE: SDX) - On November 16, 2004, the Board of Directors of Sodexho Alliance met under the chairmanship of Pierre Bellon to close the accounts for the year ended August 31, 2004 and propose for shareholder approval the expansion of its Board of Directors.




I. 2003-2004 Results


The 2003-2004 financial results reflect Sodexho's sound financial condition:

o 11.5 billion euro in revenues, 4.1% in organic growth and 20% of revenues generated from services other than in food.

o Excluding the currency effects:
o EBITA increased by 7% to 515 million euro.
o Group net income rose by 21% to 183 million euro.
o Operating cash flow totaled 451 million euro, confirming the Group's excellent financial model.

With Sodexho operating in 76 countries, all aspects of the Group's financial reporting were automatically impacted by currency effects and in particular by the roughly 11% drop in the dollar during fiscal 2004. However, these exchange rate variations do not result in operating risks, since each subsidiary's revenues and expenses are in the same currency.


                                                   Fiscal year    Fiscal year     % change at    % change at
                2003-2004 Results                  ended Aug.      ended Aug.       current        constant
                in (euro) millions                  31, 2004       31, 2003         exchange      exchange rates
                                                                                     rates


 Revenues                                                11,494        11,687          -1.6%           4.2%

 EBITA                                                      515           514          0.4%            7.2%

 Net financial expense                                    (118)         (152)           NM              NM

 Net exceptional income (expense)                          (33)             1           NM              NM

 Income tax                                               (109)         (134)           NM              NM

 Group net income                                           183           162          13.0%          20.7%

 Earnings per share before goodwill amortization           1.53          1.41          8.3%           15.3%
 (in euro)

 Earnings per share after goodwill amortization            1.15          1.02          13.0%          20.7%
 (in euro)

 Operating cash flow                                        451           390          15.5%          22.5 %


In fiscal 2004, organic growth in revenues at a constant consolidation scope and excluding currency effects amounted to 4.1%, an improvement over the 3.1% growth reported in fiscal 2003.

o In Food and Management Services, revenues totaled 11.2 billion euro. Organic growth amounted to 4%, including 2.9% in Business and Industry, 3.4% in Healthcare and a strong performance of 6.7% in Education.

o In Service Vouchers and Cards, revenues totaled 249 million euro, with organic growth of 6.6%, while issue volume increased by 11.2%.

EBITA amounted to 515 million euro, an increase of 0.4%. Excluding currency effects, organic growth rose by 7.2%. Operating margin totaled 4.5%, versus 4.4% in fiscal 2003

This growth resulted mainly from the improved performance of our United Kingdom and Ireland subsidiary and good results in Latin America, Asia-Pacific, Remote Sites and Service Vouchers and Cards.

In the United Kingdom and Ireland, operating results improved in most segments, resulting in a significant 35% increase in EBITA to 28 million euro.

In North America, EBITA was on a par with fiscal 2003, excluding currency effects, despite delays in contract variation discussions with the US Marine Corps.

In Continental Europe, EBITA increased by 2.4%. Two elements weighed on our performance: a doubtful debt provision booked for a major client in Italy; and problems in the school meal delivery activity in the Paris area.


A decrease in net interest expense and a lower effective tax rate contributed to a strong increase in Group net income, not withstanding exceptional expenses of 33 million euro.

Group net income, after exceptional items, totaled 183 million euro, an increase of 13%, and of 21% excluding currency effects. Earnings per share increased proportionally.

Operating cash flow increased by 15% to 451 million euro despite a negative currency effect of 7%.

Net debt decreased by 294 million euro, including 57 million euro due to currency effects. At 31 of August 2004, net debt of 919 million euro represents 41% of shareholders' equity.


At the Annual Meeting on February 8, 2005, the Board of Directors will ask shareholders to approve :

o In line with the growth in net income, an increase of 15% in dividend per share to 0.70 euro. Subject to shareholder approval, the dividend payment will be on March 4, 2005.


II. Expansion of our Board of Directors

The Board of Directors is proposing to expand its composition to better reflect the Group's international presence and integrate new skills. At the Annual
Meeting on February 8, 2005, shareholders will also be asked to elect the following directors:

o Robert  Baconnier
Formerly President of the Executive Board of CMS Bureau Francis Lefevbre, Mr. Baconnier is currently President of the French Association of Public Companies
(ANSA) and President of the Tax Committee of the MEDEF. He will provide the Sodexho Board of Directors with his experience in tax, legal and financial affairs. He will also, as Chairman of the Audit Committee, replace Edouard de Royere, who has stated his desire not to renew his Board directorship .

o  Patricia   Bellinger
Ms.  Bellinger is Group Vice  President  Executive  Development,  Diversity  and
Inclusion at British Petroleum, and will bring to the Board of Directors her dual American-European cultural background and her experience in Human Resources.

o Peter Thompson
Mr. Thompson, who recently left the PepsiCo Beverages International senior management team, has been a member of the Board of Directors of Syngenta since 2000. A US citizen, he will bring to the Board his skills in Sales and Marketing and his knowledge of international business.


Speaking on behalf of the Board of Directors, Pierre Bellon would like to thank Edouard de Royere for his excellent contribution to the Board since 1996 and in particular for his leadership of the Audit Committee.



Subject to approval of these proposals by shareholders at the Annual Meeting, the Board will be composed of 14 members:

o the number of independent directors will increase from four to six
o and the number of non-French directors from two to four.

III. New contracts

During fiscal 2003-2004, we signed several new contracts, including, for example, in Food and Management Services:

o In North America, Honda, Equiserve, Office Depot, America Online Capital One Financial, Verizon Wireless, Harley Davidson and World Bank Conference Center for the Business and Industry segment.
Delray Medical Center, University of Virginia Health System, St Anthony's Hospitals, St Vincent Hospital and Health Services and Oklahoma University Medical Center, in Healthcare.
South Carolina State University, Arizona State University, Public Schools of St Louis, Concordia University and Tulsa University in Education.

o In Continental Europe, The World Youth Days, AXA and the schools of Frankfurt in Germany, La Poste in Belgium, Electrolux in Italy, KLM Business Lounges and Nike in The Netherlands, Sandvik and The Prime Minister's Office Rosenbad in Sweden, Daimler Chrysler in Poland and the offshore rigs of Maersk in the North Sea,

o In France, Alstom, AGF, La Redoute, La Poste and Canal Plus in Business and Industry.
The schools of Versailles, Valence and Cannes, Janson de Sailly College in Paris in Education.
The seven hospitals and the headquarter of Assistance Publique de Paris and the Clinique Ambroise Pare of Neuilly in Healthcare.

o In the United Kingdom and Ireland, HBOS, ConocoPhilips, Scottish Parliament, US Airforces Europe and Colchester Garrison in Business and Industry. Havering, Stoke Mandeville and Roehampton Hospitals in Healthcare.

o In Latin America, Codelco in Chile, Intel in Costa Rica, Techint in Peru and SNC Lavalin in Venezuela.

o In Asia, Bridgestone, SAIC, Shanghai Matsushita and the International School of Shanghai in China and The French School in Singapor.

o In Africa, the camp management of Mott Mc Donald for Shell in Gabon and Bechtel in Equatorial Guinea.


In Service Vouchers and Cards, the creation of a new service to facilitate internet access in partnership with Belgacom and Randstad in Belgium, La Poste and Adecco in France, Vodaphone Mobile Telecom in Hungary, Steel Authority of India and the Romanian Savings Banks.


IV. Fiscal 2005 Objectives

On the basis of current information, the Board has confirmed the following objectives for fiscal 2004-2005 :

- a continuation of organic growth in revenues at a pace equivalent to that of fiscal 2003-2004;

- an increase in EBITA, excluding currency effects, of around 5%.



The Board of Directors would like to thank our clients for their continued trust, our people who maintain their professionalism and efficiency every day to ensure our success around the world, and our shareholders for their loyalty.




About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 313,000 employees on 24,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.5 billion euros for the fiscal year that ended on August 31, 2004. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals
3.4 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.




 Press Relations: Jerome Chambin
 Tel : + 33 (1) 30 85 74 18 - Fax : + 33 (1) 30 85 52 32
 E-mail : jerome.chambin @sodexhoalliance.com
 Investor Relations: Jean-Jacques Vironda
 Tel : + 33 (1) 30 85 72 03 - Fax : + 33 (1) 30 85 50 88
 E-mail : jeanjacques.vironda@sodexhoalliance.com